Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS DRAFTED BY C&J AND WAS INCLUDED IN AN EMAIL SENT TO ALL NABORS EMPLOYEES ON AUGUST 19, 2014.

Nabors Completion & Production Services Co. 515 West Greens Road Suite 1100 Houston, Texas 77067 Phone: 281.874.0035 Fax: 281.775.4320 www.nabors.com

August 19, 2014

Dear Employee,

As you know, in late June, Nabors and C&J Energy Services (“C&J”) announced plans to combine the Nabors’ Completion and Production Services business in the U.S. and Nabors’ Production Services business in Canada with C&J to form a new publicly-traded company that will maintain the C&J Energy Services name and brand. This is an exciting time for all of us and we are eager to join our two great organizations and integrate our operations.

I want to take this opportunity to update you on the progress we are making with respect to our integration planning efforts. Representatives from both Nabors and C&J have come together to form an integration team to help guide this process. We are focused on ensuring that our new consolidated company will be prepared to take full advantage of the significant synergies and new opportunities that will come with our greater scale, capabilities and resources. Central to this effort is determining our future organizational structure.

The integration team has evaluated and made recommendations regarding the organizational structure to be implemented following completion of this transaction. Although the integration team is still working through and developing the overall organizational structure, I am pleased to inform you that we have determined the structure of the senior-most Executive Management Team for the new C&J combined company.

First, I will join as President of the Company’s Production Services division, responsible for what was formerly the Production Services line of NCPS, NPS and Abandonrite, including workover rigs, fluids, plug and abandonment services and KVS, both domestically and internationally. Additionally:

•	Josh Comstock, C&J’s current Chief Executive Officer and Chairman of the Board, will continue in his role as CEO and Chairman.

•	Randy McMullen, C&J’s current President and Chief Financial Officer, will continue in his role as President and Chief Financial Officer and he will maintain responsibility for Accounting, Treasury, M&A, Investor Relations, HR, and IT/Business Systems.

•	Don Gawick, C&J’s current Chief Operating Officer, will continue in his role as Chief Operating Officer. In this role, he will oversee all of the Company’s Completion and Production Services divisions (both domestically and internationally), as well as Research & Technology, Sales and Marketing, and Corporate Operations Development.

•	Jim Prestidge, C&J’s current Chief Strategy Officer, will maintain the role of Chief Strategy Officer. In this role, he will oversee Supply Chain Management, Total Manufacturing, Blue Ribbon Technology, QHSE, and International Strategy Development.

•	Ted Moore, C&J’s current Executive Vice President, General Counsel and Corporate Secretary, will continue in his role as Executive Vice President, General Counsel and Corporate Secretary, with Compliance, Litigation, IP, international tax and strategy, and risk management under his purview.

As we continue to develop our integration plans, we will methodically analyze and, where deemed necessary, redesign each of the organizational groups across all of our product and service lines and support functions. Our focus is to prepare our new combined company to continue growing into a leading diversified, global provider of the most technologically advanced completion and production services, while maintaining the high level of service quality, efficiency and execution.

As we move toward a consolidated company and decisions are made in the integration planning process, we will inform you in a timely manner. As part of our commitment to be open with our communications throughout this process, we have created a dedicated email address through which you can submit questions about this transaction: AskC&J@cjenergy.com. The integration team will review questions submitted, respond as we are able, and will make answers to “frequently asked questions” available for everyone in upcoming communications.

In closing, I want to thank you for hard work and attention to quality, detail and customer service. I look forward to embarking on this new, shared chapter with you.

Sincerely,

Larry P. Heidt

President

Nabors Completion & Production Services Co.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Nabors Red Lion Limited (“Red Lion”), a subsidiary of Nabors, will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Red Lion and a proxy statement of C&J. Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of C&J to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of C&J’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

C&J cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in C&J’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning C&J, the proposed transaction or other matters attributable to C&J or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and C&J does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.